Brent B. Siler (703) 456-8058 bsiler@cooley.com	VIA EDGAR

April 5, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn:	Ms. Barbara C. Jacobs
Mr. Gabriel Eckstein
Ms. Christine Davis
Ms. Amanda Kim

Re:	ChannelAdvisor Corporation
Amendment No. 2 to
Confidential Draft Registration Statement on Form S-1
Submitted March 5, 2013
CIK No. 0001169652

Ladies and Gentlemen:

On behalf of our client, ChannelAdvisor Corporation (“ChannelAdvisor” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 15, 2013 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”). In response to the comments set forth in the Comment Letter (the “Comments”), ChannelAdvisor is proposing to revise disclosure in the Registration Statement as set forth in this response letter. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the most recently submitted Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of Years Ended December 31, 2011 and 2012, page 45

1.	Regarding the added disclosure on page 45, it is unclear whether the increase in revenue was due to a price or volume increase or some combination thereof. Please

April 5, 2013

further revise. For example, where you disclose that the average revenue per core customer increased, you should specify whether this higher average revenue was due to a greater amount of gross merchandise value being processed through your site or due to a higher percentage fee being paid for each dollar of gross merchandise value. Refer to our prior comment 4. Also revise your disclosure on page 47.

Proposed response to Comment 1:

In response to the Staff’s comment, the Company proposes to expand the disclosure appearing on pages 45 and 47 of the Registration Statement, as shown on Exhibit A to this response letter, to provide additional qualitative information regarding the extent to which changes in the Company’s average revenue per customer, and ultimately changes in revenue, were attributable to changes in transaction volume, contractual pricing increases and changes in customer mix during the periods presented. In addition, the Company proposes to provide additional disclosure on page 41 of the Registration Statement to explain the reasons why changes in GMV are not directly correlated with changes in the Company’s revenue.

The Company supplementally advises the Staff that, as described in its proposed disclosure on page 41 of the Registration Statement, it uses customized pricing structures for each of its customers, each of which has different specified minimum amounts of GMV per month, different percentages assessed on that fixed minimum monthly GMV, and different percentages assessed for the variable, excess GMV processed each month above the contractually specified minimum. As a result, the Company would need to analyze each of these variables for each of its approximately 2,000 core customers on a monthly basis in order to quantify with precision the extent to which changes in revenue were attributable to changes in GMV and changes in contractual pricing during the periods presented. This is not information that the Company typically tracks at the customer-by-customer level.

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation, page 54

2.	It appears based on your response to prior comment 5 that the comparable companies used in the market approach were not updated in the same manner as the comparables used to determine your volatility. Please explain your basis for not updating the market approach comparables like you did for the volatility comparables. As part of your response, please describe the “discrete assessment” used to determine the comparables used in the market approach.

April 5, 2013

Proposed response to Comment 2:

In response to the Staff’s comment, the Company proposes to expand the disclosure on page 57 of the Registration Statement, as shown on Exhibit A to this response letter, to clarify that a consistent set of comparable companies was used to determine both the expected volatility and the common stock fair value for all grants issued in 2012.

Item 16. Exhibits and Financial Statement Schedules, page II-4

Exhibit 10.23

3.	You indicate in the first paragraph on page 14 that you may incur significant costs if you are unable to renew this agreement; however, according to Section 8.1, the term of this agreement is specified in the Hosted Solutions Service Order, which you do not appear to include. Therefore, please file a copy of the Hosted Solutions Service Order. Likewise, provide the equivalent document for exhibit 10.24.

Proposed response to Comment 3:

In response to the Staff’s comment, the Company will file the current service order in effect for each of Exhibit 10.23 and 10.24, which service orders indicate their current term. The Company intends to request confidential treatment for pricing information contained in the service orders.

*  *  *  *

Please direct any questions or comments concerning this response letter to either the undersigned at (703) 456-8058 or Brian F. Leaf, of this office, at (703) 456-8053.

Very truly yours,

/s/ Brent B. Siler

Brent B. Siler

cc:	M. Scot Wingo, ChannelAdvisor Corporation
S. Scott Alridge, ChannelAdvisor Corporation
Mark G. Borden, Wilmer Cutler Pickering Hale and Dorr LLP

Exhibit A

Proposed additional disclosure for page 45 (additions underlined):

Revenue. Revenue increased by $10.0 million, or 23.0%, from $43.6 million for the year ended December 31, 2011 to $53.6 million for year ended December 31, 2012. Our core revenue increased $10.7 million, or 26.3%, during the year ended December 31, 2012 as compared to the year ended December 31, 2011.

This growth was primarily attributable to a 15.7% increase in the average revenue per core customer during the year ended December 31, 2012 as compared to the year ended December 31, 2011, which accounted for 65.2% of the increase in core revenue during the period. The increase in the average revenue per core customer was primarily attributable to an overall increase in transaction volume and, to a lesser extent, to modest overall increases in the percentages assessed on the fixed and variable portions of GMV under our contractual arrangements with some of our customers during the year. Because we generally enter into annual contracts with our customers, we may renegotiate either or both of the fixed and variable components of the pricing structure of a customer’s contract each year. In addition, the increase in average revenue per core customer was due in part to a general shift in our customer base toward a greater proportion of larger enterprise customers, all of whom are core customers. Our enterprise customers generally commit to a higher specified minimum amount of GMV per month.

In addition, we experienced a 12.7% increase in the number of core customers using our platform during the year ended December 31, 2012 as compared to the year ended December 31, 2011, which accounted for 34.8% of the increase in core revenue during the period. This growth in core revenue was offset by a $0.7 million, or 21.5%, decrease in our non-core revenue over the same period.

Proposed additional disclosure for page 47 (additions underlined):

Revenue. Revenue increased by $6.9 million, or 18.8%, from $36.7 million for the year ended December 31, 2010 to $43.6 million for the year ended December 31, 2011. Our core revenue increased $7.9 million, or 24.0%, during the year ended December 31, 2011 as compared to the year ended December 31, 2010.

This growth was primarily attributable to an 18.5% increase in the average revenue per core customer during the year ended December 31, 2011 as compared to the year ended December 31, 2010, which accounted for 80.7% of the increase in core revenue during the period. The increase in the average revenue per core customer was primarily attributable to an overall increase in transaction volume and, to a lesser extent, to modest overall increases in the percentages assessed on the fixed and variable portions of GMV under our contractual arrangements with some of our customers during the year. In addition, the increase in average revenue per core customer was due in part to a general shift in our customer base toward a greater proportion of larger enterprise customers, all of whom are core customers.

Exhibit A (continued)

In addition, we experienced a 2.2% increase in the number of core customers using our platform during the year ended December 31, 2011 as compared to the year ended December 31, 2010, which accounted for 19.3% of the increase in core revenue during the period. This growth in core revenue was offset by a $1.0 million, or 24.3%, decrease in our non-core revenue over the same period.

Proposed additional disclosure for page 41 (as a new second paragraph under the section captioned “Components of Operating Results—Revenue”):

Because our customer contracts contain both fixed and variable pricing components, changes in GMV between periods do not translate directly or linearly into changes in our revenue. We use customized pricing structures for each of our customers depending upon the individual situation of the customer. For example, some customers may commit to a higher specified minimum GMV amount per month in exchange for a lower fixed percentage fee on that committed GMV. In addition, the percentage fee assessed on the variable GMV in excess of the committed minimum for each customer is typically higher than the fee on the fixed, committed portion. As a result, our overall revenue could increase or decrease even without any change in overall GMV between periods, depending on which customers generated the GMV. In addition, changes in GMV from month to month for any individual customer that are below the specified minimum amount would have no effect on our revenue from that customer, and each customer may alternate between being over the committed amount or under it from month to month. For these reasons, while GMV is an important qualitative and directional indicator, we do not regard it as a useful quantitative measurement of our historic revenues or as a predictor of future revenues.

Proposed additional disclosure for page 57 (additions underlined):

We used the market approach as the primary method of determining the fair value of our common stock under the IPO scenario and the strategic merger or sale scenario starting with our March 31, 2012 independent valuation and for all subsequent independent valuations. For each of these independent valuations, we performed a discrete assessment of publicly traded comparable companies, including companies that had recently completed initial public offerings, to ensure that we had a representative sample of guideline companies upon which to base the valuations. The guideline companies used in the market approach, for each valuation beginning as of March 31, 2012, were the same companies used to estimate our expected volatility for purposes of determining our stock-based compensation expense related to stock options granted during the period from April 1, 2012 to December 31, 2012. While our selection of guideline companies remained the same for each independent valuation in 2012, they may change in the future if we determine that the current guideline companies are no longer comparable.